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United States
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20219

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-25034

Greater Bay Bancorp (Exact name of registrant as specified in its charter)

2860 W. Bayshore Road, Palo Alto, CA 94303 (650) 813-8200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.75% Cumulative Trust Preferred Securities of GBB Capital I & Guarantee of Greater Bay Bancorp with respect to the 9.75% Cumulative Trust Preferred Securities of GBB Capital I
(Title of each class of securities covered by this Form)

Common Stock, no par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

9.00% Cumulative Trust Preferred Securities of GBB Capital V & Guarantee of Greater Bay Bancorp with respect to the 9.00% Cumulative Trust Preferred Securities of GBB Capital V
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Preferred Share Purchase Rights
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Greater Bay Bancorp 401(k) Profit Sharing Plan
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Greater Bay Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 2, 2002	By:	/s/ LINDA M. IANNONE
Linda M. Iannone, Senior Vice President, General Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.